UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Restaurant Brands International Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario, L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

November 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103	Page 2

1	Name of reporting person 3G Restaurant Brands Holdings General Partner Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 213,166,502†*
	9	Sole dispositive power 0
	10	Shared dispositive power 213,166,502†*
11	Aggregate amount beneficially owned by each person 213,166,502†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 46.4%
14	Type of reporting person CO

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76131D103	Page 3

1	Name of reporting person 3G Restaurant Brands Holdings LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 209,115,908†*
	9	Sole dispositive power 0
	10	Shared dispositive power 209,115,908†*
11	Aggregate amount beneficially owned by each person 209,115,908†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 45.5%
14	Type of reporting person PN

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note:

This Amendment No. 4 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015 and Amendment No. 3, filed on December 16, 2015 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

As part of an internal restructuring of 3G RBH, 3G RBH GP formed HL1 17 LP (“Holdings A”) and HL2 17 LP (“Holdings B”) and 3G RBH transferred 4,050,594 Exchangeable Units and 5,000,000 Exchangeable Units of Restaurant Brands International Limited Partnership (“RBI LP”) to Holdings A and Holdings B, respectively. These transactions are collectively referred to herein as the “2017 Internal Restructuring”.

This Amendment is being filed primarily to provide additional detail about the 2017 Internal Restructuring.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following language:

In connection with the 2017 Internal Restructuring and pursuant to the terms of the Partnership Agreement, 3G RBH delivered to RBI LP an exchange notice to exchange 9,050,594 Exchangeable Units held by 3G RBH (the “Exchange”). Additionally, in connection with the 2017 Internal Restructuring, 3G RBH GP formed Holdings A and Holdings B and 3G RBH transferred 4,050,594 Exchangeable Units and 5,000,000 Exchangeable Units to Holdings A and Holdings B, respectively. In consideration for the transfer, 3G RBH received good and valuable consideration. In connection with such transfers, Holdings A and Holdings B each succeeded to the rights and obligations of 3G RBH under the Partnership Agreement and the exchange notice, in each case to the extent applicable to the Exchangeable Units.

The exchange notice became irrevocable on November 1, 2017. The Exchangeable Units represented by the exchange notice do not include any Exchangeable Units owned directly or indirectly by the partners of 3G Capital Partners. As announced by the Issuer on October 26, 2017, upon receipt of the exchange notice, the Issuer, in its capacity as general partner of RBI LP, elected to have RBI LP satisfy the Exchange by issuing 4,050,594 Common Shares in exchange for 4,050,594 Exchangeable Units (the “Converted Shares”) to Holdings A and by repurchasing 5,000,000 Exchangeable Units for cash from Holdings B. The Exchange will be effected as of the close of business on November 8, 2017.

The Reporting Persons currently intend to sell the Converted Shares from time to time in one or more transactions, including registered offerings, open market sales or privately negotiated transactions, in their discretion, based on market conditions and other factors that they may deem relevant. No assurances can be made as to the timing of any sale of Converted Shares or that any such transaction will occur at all.

Other than the Converted Shares, the Reporting Persons also continue to hold 209,115,908 Exchangeable Units, for which they have not submitted any exchange notice. The Reporting Persons have no present plan or proposal to submit an exchange notice regarding these Exchangeable Units.

Except as set forth in this Schedule 13D and in connection with the Transactions, the 2017 Internal Transactions and the other transactions discussed herein, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement and the subsequent transactions discussed herein, (i) 3G RBH GP beneficially owns and may be deemed to have shared voting and dispositive power with respect to 213,166,502 Common Shares including 209,115,908 Exchangeable Units and 4,050,594 Common Shares and (ii) 3G RBH beneficially owns and may be deemed to have shared voting and dispositive power with respect to 209,115,908 Exchangeable Units. All Common Shares and Exchangeable Units numbers and percentages are based on (i) 237,532,560 total Common Shares outstanding as of October 20, 2017, according to information provided by the Issuer on its Form 10-Q filed on October 26, 2017 and (ii) 226,839,418 Common Shares that would be issued upon exchange of the 226,839,418 Exchangeable Units outstanding as of October 20, 2017, according to information provided by RBI LP on its Form 10-Q filed on October 26, 2017, and after giving effect to the transactions discussed herein, including the repurchase by the Issuer of 5,000,000 Exchangeable Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, by Holdings A or by Holdings B, other than, solely with respect to the Exchangeable Units acquired in the Transactions or subsequent transactions discussed herein by 3G RBH, Holdings A and Holdings B, as applicable, that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2017

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director